FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 7, 2024

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2024	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

DIVULGAÇÃO DE RESULTADOS

São Paulo, 7 de fevereiro de 2024 – A BrasilAgro (B3: AGRO3) (NYSE: LND), divulga o resultado consolidado do **trimestre e semestre findos em 31 de dezembro de 2023 ("2T24") e ("6M24").** As informações consolidadas são elaboradas de acordo com as normas internacionais de relatório financeiro – IFRS (International Financial Reporting Standard).

Destaques Financeiros

(R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Receita Líquida Operacional	147.222	156.700	-6%	418.981	455.024	-8%
Receita Líquida Imobiliária	4.752	28.093	-83%	5.165	29.574	-83%
Receita Líquida	**151.974**	**184.793**	**-18%**	**424.146**	**484.598**	**-12%**
Variação do valor justo do ativo biológico	3.713	(1.761)	n.a.	(3.806)	13.960	n.a.
Receita Líquida Total[1]	**155.687**	**183.032**	**-15%**	**420.340**	**498.558**	**-16%**
EBITDA Ajustado Operacional	**(16.967)**	**530**	**n.a.**	**6.085**	**106.771**	**-94%**
Margem Ebitda Operacional (%)	*-12%*	*0%*	-12 p.p.	*1%*	*23%*	-22 p.p.
EBITDA Ajustado Total[2]	**(12.615)**	**17.128**	**n.a.**	**10.809**	**124.271**	**-91%**
Margem Ebitda Ajustado Total (%)	*-8%*	*9%*	-17 p.p.	*3%*	*25%*	-22 p.p.
Lucro/Prejuízo Líquido Operacional	**(10.174)**	**(29.479)**	**-65%**	**19.439**	**11.621**	**67%**
Margem Líquida Operacional (%)	*-7%*	*-19%*	12 p.p.	*5%*	*3%*	2 p.p.
Lucro/Prejuízo Líquido Total	**(5.822)**	**(12.881)**	**-55%**	**24.163**	**29.121**	**-17%**
Margem Líquida Total (%)	*-4%*	*-7%*	3 p.p.	*6%*	*6%*	0 p.p.

[1] Receita Líquida Total: Considera a movimentação de valor justo de ativos biológicos e produtos agrícolas e reversão de provisão do valor recuperável de produtos agrícolas, líquida.

[2] O EBITDA Ajustado foi calculado excluindo os ganhos dos ativos biológicos em formação (cana-de-açúcar e grãos), ajustado pelo resultado de derivativos realizado da safra e pelas despesas de depreciação incluindo: depreciação dos ativos imobilizados das fazendas e depreciação das áreas desenvolvidas e depreciação da cultura permanente.

Destaques Operacionais

Área Plantada (ha)	Safra 23/24 estimado	Safra 23/24 projetado	Var. (%)
Soja	74.996	72.277	-4%
Milho	8.911	4.813	-46%
Milho Safrinha	17.712	9.646	-46%
Feijão	4.692	7.338	56%
Feijão Safrinha	1.889	4.347	n.a.
Algodão	3.584	3.677	3%
Algodão Safrinha	3.490	3.490	0%
Cana Soca	22.856	21.087	-8%
Cana Planta	2.902	3.729	28%
Pasto	15.374	15.374	0%
Outros	29.284	26.681	-9%
Total	**185.691**	**172.459**	**-7%**

Produção por cultura (toneladas)	Safra 23/24 estimado	Safra 23/24 projetado	Var. (%)
Soja	248.471	233.890	-6%
Milho	60.853	28.705	-53%
Milho Safrinha	102.566	66.083	-36%
Feijão	5.631	8.806	56%
Feijão Safrinha	2.221	5.109	n.a.
Algodão	13.546	13.779	2%
Algodão Safrinha	12.740	12.740	0%
Total	**446.028**	**369.111**	**-17%**

MENSAGEM DA ADMINISTRAÇÃO



O ano de 2024 começou desafiador para o agronegócio, tanto do lado comercial, quanto do lado do clima. E mais uma vez, o planejamento estratégico e a visão integrada das cadeias produtivas se tornam cada vez mais importantes para as empresas do setor.

Dada a sensibilidade da agricultura às variações climáticas, é essencial compreender como os fenômenos climáticos podem impactar a produção agrícola. Para o ano de 2024, as previsões indicam que o fenômeno El Niño deve persistir ao longo do primeiro semestre, com expectativas de diminuição dos níveis de chuvas nas regiões onde operamos. Essa redução pode resultar em redução de produtividade, especialmente de soja e milho.

Além disso, a volatilidade do câmbio e a queda dos preços das commodities, bem como o impacto da nova tabela de frete praticada no setor, contribuiram para a redução das margens operacionais e continuam sendo pontos de atenção dos produtores.

Diante deste cenário, para melhorar nossas margens, implementamos medidas como o redimensionamento da operação com a mudança do mix de culturas e diminuição da área plantada, equilibrio entre a comercialização dos produtos e compra de insumos, foco no hedge e redução das despesas.

Encerramos o primeiro semestre do ano-safra 2023/2024 ("6M24") tendo concluído, em dezembro, o fornecimento de cana-de-açúcar, entregando 2,0 milhões de toneladas, em uma área colhida de 24,8 mil hectares e produtividade de 79,07 ton/ha e finalizamos o plantio de grãos e algodão safra em 88,7 mil hectares no Brasil, Paraguai e Bolívia.

Com esse desempenho das atividades operacionais, alcançamos um Lucro Líquido de R$24,2 milhões, EBITDA Ajustado de R$10,8 milhões e Receita Líquida de R$424,1 milhões. Resultado que reflete a comercialização de 1,5 milhão de toneladas de produtos agrícolas no semestre.

Embora o cenário seja de grandes desafios para o agro, seguimos com o compromisso de continuar entregando resultados consistentes, atuando na busca de novas oportunidades de crescimento e geração de valor para a Companhia.

André Guillaumon, CEO BrasilAgro

Portfólio de Propriedades

O portfólio de propriedades da Companhia é composto por 273.486 hectares divididos em seis estados brasileiros, Paraguai e Bolívia.

LOCAL	ÁREA TOTAL (ha)		ÁREA ÚTIL (ha)	
	Própria	Arrendada	Própria	Arrendada
Brasil	**144.732**	**59.092**	**98.217**	**59.092**
Bahia	86.241	-	61.142	-
Maranhão	17.566	15.000	10.137	15.000
Mato Grosso	12.224	30.623	6.188	30.623
Minas Gerais	24.212	-	17.846	-
Piauí	4.489	13.469	2.904	13.469
Bolívia	**9.875**	**1.065**	**7.925**	**1.065**
Paraguai	**58.722**	**-**	**33.555**	**-**
Total	**213.329**	**60.157**	**139.697**	**60.157**
Total (Própria + arrendada)	**273.486**		**199.854**	

O atual mix da área em produção, entre terra própria e arrendada, permite maior flexibilidade na gestão do portfólio e reduz a volatilidade do fluxo de caixa operacional.

	22/23	Participação (%)	23/24	Participação (%)
Própria	217.737	78%	213.329	78%
Arrendada	60.157	22%	60.157	22%
Área total	**277.894**	**100%**	**273.486**	**100%**
Própria	142.899	70%	139.697	70%
Arrendada	60.157	30%	60.157	30%
Área útil	**203.056**	**100%**	**199.854**	**100%**

DESEMPENHO OPERACIONAL

A tabela abaixo mostra a área projetada de cultivo na Safra 2023/2024 por região.

Cultura	BA	MA	MT	PI	Brasil	Bolívia	Paraguai	Total
Cana Soca	-	14.500	4.895	-	19.395	1.693	-	**21.087**
Cana Planta	-	2.572	778	-	3.350	380	-	**3.729**
Soja	13.519	7.158	26.091	14.215	60.983	3.748	7.545	**72.277**
Milho	397	-	-	1.944	2.341	498	1.974	**4.813**
Milho Safrinha		1.075	8.571	-	9.646	-	-	**9.646**
Feijão	7.338	-	-	-	7.338	-	-	**7.338**
Feijão Safrinha	395	-	3.952	-	4.347	-	-	**4.347**
Algodão	2.058	-	-	-	2.058	-	2.219	**4.277**
Algodão Safrinha	862	-	2.029	-	2.891	-	-	**2.891**
Outros	20.596	-	875	-	21.470	2.083	3.127	**26.681**
Total Agrícola	**45.166**	**25.305**	**47.189**	**16.159**	**133.819**	**8.401**	**14.865**	**157.086**
Pasto	10.519	-	700	-	11.219	-	4.155	**15.374**
Total Geral	**55.684**	**25.305**	**47.889**	**16.159**	**145.038**	**8.401**	**19.021**	**172.459**

Conforme informado no trimestre passado, devido à alta volatidade no preço do milho, que acabou comprimindo as margens, alteramos o mix de área plantada para a safra 23/24 em relação ao orçamento inicial. Projetamos reduzir em 7% a área total plantada em comparação à estimativa inicial. Já em relação à safra passada, a área plantada cresceu 10%.

Além disso, os meses de dezembro e janeiro foram caracterizados por chuvas irregulares, onde tivemos veranicos que, em sua maioria, afetaram parte das lavouras no seu período vegetativo, provocando diminuição de produtividade.

Concluímos o plantio de soja e milho safra e até o encerramento deste release já tínhamos colhido 14% da soja e plantado 40% do milho safrinha.



Área em Produção por Cultura
Safra 23/24
(projetado)
172.459
hectares
42%
8%
7%
14%
9%
4%
16%
Soja
Milho e Milho Safrinha
Feijão e Feijão Safrinha
Cana-de-açúcar
Pasto
Algodão
Outros



Área em Produção por Propriedade
Safra 23/24
(projetado)
172.459
hectares
53%
9%
38%
Área Própria Operada pela Brasilagro
Área Arrendada para Terceiros
Área Arrendada

Status da Operação

A tabela abaixo mostra o cronograma de plantio e colheita das operações da Companhia.


1T
2T
3 T
4T
Jul
Ago
Set
Out
Nov
Dez
Jan
Fev
Mar
Abr
Mai
Jun
Soja
Milho
Milho Safrinha
Feijão
Feijão Safrinha
Algodão
Algodão Safrinha
Cana
Plantio
Colheita

Grãos e Algodão

Produção por cultura (toneladas)	Safra 22/23 Realizado	Safra 23/24 Estimado	Variação (%)	Safra 23/24 Projetado	Variação (%)
Soja	204.606	248.471	21%	233.890	-6%
Milho	53.700	60.853	13%	28.705	-53%
Milho Safrinha	69.628	102.566	47%	66.083	-36%
Feijão	2.057	5.631	n.a.	8.806	56%
Feijão Safrinha	1.957	2.221	13%	5.109	n.a.
Algodão	13.345	13.546	2%	13.779	2%
Algodão Safrinha	8.795	12.740	45%	12.740	0%
Total	**354.088**	**446.028**	**26%**	**369.111**	**-17%**

Com a diminuição da área plantada, projetamos reduzir em 17% nossa produção de grãos e algodão comparado à estimativa inicial.

Nos cultivares de milho, além da diminuição de área, na Bahia, tivemos redução de produtividade devido à irregularidade de distribuição de chuvas, afetando as lavouras no seu período vegetativo, provocando diminuição de produtividade.

Cana-de-Açúcar

Resultado ano-safra cana-de-açúcar	Safra 2022 Realizado (01/abr a 31/dez)	Safra 2023 Estimado (01/abr a 31/dez)	Variação (%)	Safra 2023 Realizado (01/abr a 31/dez)	Variação (%)
Toneladas colhidas	1.941.421	2.121.691	9%	1.962.712	-7%
Hectares colhidos	24.857	25.178	1%	24.823	-1%
TCH - Toneladas colhidas por hectare	78,10	84,27	8%	79,07	-6%

Em dezembro encerramos a colheita da safra de cana-de-açúcar. Foram colhidas 2,0 milhões de toneladas de cana, registrando TCH de 79,07.

Conforme informado na safra passada, tivemos um incêndio que afetou uma parte do nosso canavial na Fazenda São José, que acabou influenciando o desenvolvimento da cana nessas áreas e por consequencia o potencial produtivo desta safra.

Além disso, tivemos perda de produção de cana de 22/23 na Bolívia, devido à seca intensa que houve na região, logo após o plantio.

Pecuária

Pecuária	Safra 22/23 Realizado	Safra 23/24 Estimado	Variação (%)	Safra 23/24 Realizado	Variação (%)
Hectares	16.080	15.374	-4%	15.056	-2%
Quantidade de cabeças	21.652	20.164	-7%	19.307	-4%
Produção de carne (kg)	2.572.377	2.918.317	13%	577.997	-80%
Ganho de peso por dia	0,61	0,56	-9%	0,26	-53%
Ganho de peso por hectare	160	190	19%	38	-80%

A pecuária é para a Companhia atividade transitória, visando a transformação de área. Contamos com um estoque de 19,3 mil cabeças de gado, que estão distribuídas em 15.056 hectares de pastagens já ativas no Brasil e Paraguai.

Devido a falta de chuva, tivemos redução de oferta de pastagem, com isso, projetamos diminuir em aproximadamente 25% a produção de carne em comparação a estimativa inicial.

Custo de Produção

Composição Custo de Produção (%) Safra 23/24	Soja	Milho Safra	Milho Safrinha	Feijão	Algodão	Cana	Pecuária
Custos Variáveis	**79%**	**78%**	**89%**	**88%**	**92%**	**64%**	**50%**
Sementes	15%	18%	22%	1%	14%	0%	0%
Fertilizantes	25%	31%	31%	13%	25%	10%	0%
Defensivos	16%	13%	9%	30%	27%	6%	0%
Serviços Agrícolas	20%	14%	22%	25%	23%	40%	0%
Combustíveis e lubrificantes	2%	3%	4%	5%	0%	9%	0%
Manutenção de máquinas e equipamentos	0%	0%	0%	0%	0%	0%	8%
Alimentação animal	0%	0%	0%	0%	0%	0%	35%
Outros	1%	0%	1%	14%	3%	0%	7%
Custos Fixos	**21%**	**22%**	**11%**	**12%**	**8%**	**36%**	**50%**
Mão-de-obra	5%	4%	3%	6%	3%	3%	30%
Depreciação e amortização	3%	2%	2%	3%	3%	11%	13%
IFRS 16	12%	15%	5%	2%	1%	16%	0%
Outros	1%	1%	1%	1%	1%	5%	8%

Custo de Produção (R$/ha)	Safra 22/23 Realizado	Safra 23/24 Estimado	Variação (%)	Safra 23/24 Projetado	Variação (%)
Soja[1]	5.753	4.956	-14%	4.940	0%
Milho[1]	5.771	4.918	-15%	4.784	-3%
Milho Safrinha	4.267	3.312	-22%	3.536	7%
Feijão	3.713	2.835	-24%	2.861	1%
Feijão Safrinha	2.706	1.943	n.a.	1.995	3%
Algodão	9.169	8.258	-10%	8.341	1%
Algodão Safrinha + Pivot	14.154	10.399	-27%	10.864	4%
Cana-de-açúcar	10.065	10.113	0%	10.034	-1%
Outros [2]	768	1.494	95%	1.025	-31%

(1) inclui amortização de abertura de área

(2) Outros considera: Quinoa e Gergelim

DESEMPENHO FINANCEIRO

As demonstrações financeiras consolidadas foram preparadas e estão sendo apresentadas de acordo com os Padrões Internacionais de Demonstrações Financeiras (International Financial Reporting Standards) – IFRS, emitidos pelo International Accounting Standards Board.

Sazonalidade

O setor do agronegócio apresenta sazonalidade ao longo do ano-safra, especialmente em razão dos ciclos de cada cultura e do desenvolvimento das lavouras que dependem de condições climáticas específicas. Consequentemente, as receitas operacionais da Companhia também são sazonais, pois estão diretamente relacionadas ao ciclo das lavouras. Além disso, a estratégia comercial adotada em cada safra, também tem efeito sazonal e impacto direto no resultado da Companhia. No primeiro e segundo trimestre (julho a dezembro) observa-se menor concentração na receita líquida de grãos e algodão. Já a cana-de-açúcar, tem uma distribuição mais linear durante o exercício.

EBITDA e EBITDA ajustado

O EBITDA é apresentado de acordo com as normas contábeis: a partir do Lucro Líquido, ajustado pelos juros, impostos, depreciação e amortização.

O EBITDA Ajustado foi calculado excluindo os ganhos dos ativos biológicos em formação (cana-de-açúcar e grãos), ajustado pelo resultado de derivativos realizado da safra e pelas despesas de depreciação incluindo: depreciação dos ativos imobilizados das fazendas e depreciação das áreas desenvolvidas edepreciação da cultura permanente.

EBITDA (R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Lucro Líquido	**(5.822)**	**(12.881)**	-55%	**24.163**	**29.121**	**-17%**
Juros	(25.967)	21.339	n.a.	(62.825)	(28.119)	n.a.
Impostos	2.564	(16.006)	n.a.	(5.545)	4.240	n.a.
Depreciação e amortização	8.564	19.622	-56%	40.227	44.961	-11%
EBITDA	**(20.661)**	**12.074**	**n.a.**	**(3.980)**	**50.203**	**n.a.**

EBITDA Ajustado (R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Lucro Líquido	**(5.822)**	**(12.881)**	**-55%**	**24.163**	**29.121**	**-17%**
Juros	(25.967)	21.339	n.a.	(62.825)	(28.119)	n.a.
Impostos	2.564	(16.006)	n.a.	(5.545)	4.240	n.a.
Depreciação e amortização	8.564	19.622	-56%	40.227	44.961	-11%
Outras Receitas/Despesas Operacionais	-	56	n.a.	1.859	(3.797)	n.a.
Movimentação de valor justo de ativos biológicos e produtos agrícolas	(3.713)	2.098	n.a.	3.806	(16.201)	n.a.
Realiz. Valor Justo - Ativos Biológicos	3.423	(592)	n.a.	(2.587)	85.985	n.a.
Resultado de Derivativos	8.335	3.492	n.a.	11.710	8.081	45%
EBITDA Ajustado	**(12.615)**	**17.128**	**n.a.**	**10.809**	**124.271**	**-91%**

EBITDA e EBITDA ajustado das Operações

EBITDA (R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Lucro líquido sem venda de fazenda	**(10.174)**	**(29.479)**	**-65%**	**19.439**	**11.621**	**67%**
Juros	(25.967)	21.339	n.a.	(62.825)	(28.119)	n.a.
Impostos	2.564	(16.006)	n.a.	(5.545)	4.240	n.a.
Depreciação e amortização	8.564	19.622	-56%	40.227	44.961	-11%
EBITDA	**(25.013)**	**(4.524)**	**n.a.**	**(8.704)**	**32.703**	**n.a.**

EBITDA Ajustado (R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Lucro líquido sem venda de fazenda	**(10.174)**	**(29.479)**	**-65%**	**19.439**	**11.621**	**67%**
Juros	(25.967)	21.339	n.a.	(62.825)	(28.119)	n.a.
Impostos	2.564	(16.006)	n.a.	(5.545)	4.240	n.a.
Depreciação e amortização	8.564	19.622	-56%	40.227	44.961	-11%
Outras Receitas/Despesas Operacionais	-	56	n.a.	1.859	(3.797)	n.a.
Movimentação de valor justo de ativos biológicos e produtos agrícolas	(3.713)	2.098	n.a.	3.806	(16.201)	n.a.
Realiz. Valor Justo - Ativos Biológicos	3.423	(592)	n.a.	(2.587)	85.985	n.a.
Resultado de Derivativos	8.335	3.492	n.a.	11.710	8.081	45%
EBITDA Ajustado	**(16.967)**	**530**	**n.a.**	**6.085**	**106.771**	**-94%**

Demonstração de Resultados

RECEITA LÍQUIDA DE VENDAS

Receita líquida (R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Total	**151.974**	**184.793**	**-18%**	**424.146**	**484.598**	**-12%**
Venda de fazenda	4.752	28.093	-83%	5.165	29.574	-83%
Venda de produtos agrícolas	147.222	156.700	-6%	418.981	455.024	-8%

VENDA DE FAZENDA

Venda de Fazenda (R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Valor Nominal da Venda	5.983	30.401	-80%	6.477	32.400	-80%
Ajuste a valor presente	(1.231)	(2.308)	-47%	(1.312)	(2.826)	-54%
Receita de Venda de Fazenda	**4.752**	**28.093**	**-83%**	**5.165**	**29.574**	**-83%**
Imposto sobre Venda	(174)	(116)	50%	(189)	(116)	63%
Custo de venda de fazenda	(226)	(11.379)	-98%	(252)	(11.958)	-98%
Ganho com Venda de Fazenda	**4.352**	**16.598**	**-74%**	**4.724**	**17.500**	**-73%**

Nos 6M24 reconhecemos R$4,7 milhões em ganho com vendas de fazenda, referente a medição final da venda da fazenda Jatobá, a diferença de hectares adicionais são contabilizados somente no momento efetivo da entrega.

Já nos 6M23 a receita de vendas alcançou R$29,6 milhões, devido ao reconhecimento da receita de R$ 7,6 milhões referente a venda de 863 hectares (498 hectares úteis) da Fazenda Morotí, R$20,5 milhões referente à venda de 1.965 hectares (1.423 hectares úteis) da Fazenda Rio do Meio e R$1,5 milhões referente aos hectares adicionais da Fazenda Rio do Meio.

VENDA DE PRODUTOS AGRÍCOLAS

Receita líquida (R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Total	**147.222**	**156.700**	**-6%**	**418.981**	**455.024**	**-8%**
Soja	32.019	37.149	-14%	106.715	94.020	14%
Milho	44.551	61.232	-27%	76.211	122.943	-38%
Feijão	3.489	1.621	n.a.	4.125	1.939	n.a.
Algodão pluma	14.514	12.180	19%	27.097	24.914	9%
Algodão caroço	4.613	3.419	35%	5.566	4.447	25%
Cana-de-açúcar	34.824	31.522	10%	170.697	183.875	-7%
Pecuária	10.869	6.130	77%	19.697	11.567	70%
Arrendamento	195	2.660	-93%	6.888	10.520	-35%
Outros	2.146	787	n.a.	1.985	799	n.a.

Quantidade Vendida (Toneladas)	2T24	2T23	Variação	6M24	6M23	Variação
Total	**409.748**	**279.850**	**46%**	**1.489.569**	**1.319.564**	**13%**
Soja	17.047	15.416	11%	53.692	35.134	53%
Milho	64.796	52.681	23%	113.074	114.372	-1%
Feijão	2.165	980	n.a.	2.333	1.126	n.a.
Algodão pluma	1.712	1.167	47%	3.394	2.468	38%
Algodão caroço	6.248	2.703	n.a.	7.724	3.541	n.a.
Cana-de-açúcar	315.529	205.798	53%	1.305.064	1.161.022	12%
Pecuária	1.415	701	n.a.	2.731	1.233	n.a.
Outros	837	404	n.a.	1.558	669	n.a.

Nos 6M24, a receita líquida das operações alcançou R$419,0 milhões, queda de 8% em relação ao 6M23. Essa redução é reflexo na queda dos preços das commodities, principalmente no preço da cana, devido à queda no preço, ATR que passou de R$1,14 no 2T23 para R$0,92 no 2T24.

MOVIMENTAÇÃO DE VALOR JUSTO DE ATIVOS BIOLÓGICOS

Movimentação de valor justo de ativos biológicos (R$ Mil)	2T24	2T23	Variação	6M24	6M23	Variação
Total	**1.917**	**(2.098)**	**n.a.**	**(4.229)**	**16.201**	**n.a.**
Soja	16.327	33.711	-52%	16.135	39.370	-59%
Milho	(378)	(1.710)	-78%	1.702	(5.638)	n.a.
Algodão	(2.700)	(3.905)	-31%	(7.655)	(9.821)	-22%
Cana	(8.913)	(28.195)	-68%	(6.341)	2.962	n.a.
Pecuária	(1.787)	(1.006)	78%	(6.802)	(9.391)	-28%
Outros	(632)	(994)	-36%	(1.269)	(1.281)	-1%

A movimentação de valor justo de ativos biológicos é determinada pela diferença entre a quantidade colhida a valor de mercado (líquido de gastos comerciais e impostos) e os custos de produção incorridos (custos diretos e indiretos, arrendamento e depreciações).

Os produtos agrícolas colhidos são mensurados pelo valor justo no ponto da colheita e considera-se o preço de mercado para a praça correspondente de cada fazenda.

A queda no valor da movimentação de valor justo de ativos biológicos em relação à safra anterior, reflete a queda dos preços das commodities, principalmente cana e aumento dos custos.

IMPAIRMENT (REVERSÃO DE PROVISÃO DO VALOR RECUPERÁVEL DE PRODUTOS AGRÍCOLAS, LÍQUIDA)

A provisão para ajuste de estoque ao valor líquido de realização dos produtos agrícolas é constituída quando o valor registrado no estoque for superior ao valor de realização. O valor de realização é o preço estimado de venda no curso normal dos negócios menos os custos estimados necessários para vendê-los.

Reversão de provisão de produtos agrícolas após a colheita (R$ Mil)	2T24	2T23	Variação	6M24	6M23	Variação
Total	**1.796**	**337**	**n.a.**	**423**	**(2.241)**	**n.a.**
Soja	2.043	82	n.a.	340	(1.214)	n.a.
Milho	44	270	-84%	390	(496)	n.a.
Algodão	(291)	-	n.a.	(291)	(509)	-43%
Outros	-	(15)	n.a.	(15)	(22)	-31%

CUSTO DOS PRODUTOS VENDIDOS

(R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Custo dos produtos vendidos	**(154.732)**	**(154.442)**	**0%**	**(408.171)**	**(348.815)**	**17%**
Soja	(31.977)	(28.169)	14%	(103.114)	(63.950)	61%
Milho	(49.778)	(42.271)	18%	(88.465)	(85.906)	3%
Feijão	(4.794)	(1.788)	n.a.	(5.089)	(2.089)	n.a.
Algodão pluma	(17.702)	(10.588)	67%	(27.142)	(23.978)	13%
Algodão caroço	(10.243)	(5.395)	90%	(11.126)	(6.134)	81%
Cana-de-açúcar	(23.007)	(54.145)	-58%	(138.988)	(144.571)	-4%
Pecuária	(10.672)	(5.439)	96%	(19.891)	(11.520)	73%
Arrendamento	(515)	(3.943)	-87%	(1.141)	(4.392)	-74%
Outros	(6.044)	(2.704)	n.a.	(13.215)	(6.275)	n.a.

R$ (mil)	2T24	2T23	Variação	6M24	6M23	Variação
CPV Total	**(158.155)**	**(153.850)**	**3%**	**(405.584)**	**(434.800)**	**-7%**
Soja	(33.619)	(33.865)	-1%	(108.045)	(87.417)	24%
Milho	(48.311)	(56.944)	-15%	(82.203)	(115.307)	-29%
Feijão	(4.938)	(4.142)	19%	(5.233)	(4.473)	17%
Algodão pluma	(17.635)	(6.657)	n.a.	(28.765)	(19.516)	47%
Algodão caroço	(1.577)	(6.005)	-74%	(2.505)	(6.739)	-63%
Cana-de-açúcar	(35.385)	(34.157)	4%	(144.961)	(179.365)	-19%
Pecuária	(10.672)	(5.439)	96%	(19.892)	(11.520)	73%
Arrendamento	(515)	(3.943)	-87%	(1.141)	(4.392)	-74%
Outros	(5.503)	(2.698)	n.a.	(12.839)	(6.071)	n.a.

Nos 6M24 o custo dos produtos vendidos aumentou 17% em comparação com o 6M23. Esse crescimento pode ser explicado pelo maior volume faturado no período, somando-se ao aumento do custo unitário.

RESULTADO BRUTO POR CULTURA

Soja	2T24	2T23	Variação	6M24	6M23	Variação
Quantidade faturada	17.047	15.416	11%	53.692	35.134	53%
Receita Líquida	32.019	37.149	-14%	106.715	94.020	14%
Preço Unitário (R$/ton)	1.878	2.410	-22%	1.988	2.676	-26%
Custo Total	(31.977)	(28.169)	14%	(103.114)	(63.950)	61%
Custo (R$/ton)	(1.876)	(1.827)	3%	(1.920)	(1.820)	6%
Resultado Bruto Unitário (R$/ton)	2	582	n.a.	67	856	-92%
Margem	0%	24%	-24 p.p.	3%	32%	-29 p.p.
Resultado Bruto Total	**42**	**8.980**	**-100%**	**3.601**	**30.070**	**-88%**

Nos 6M24, atingimos 3% de margem bruta, queda de 29 p.p. em relação aos 6M23. Esse resultado é reflexo da queda do preço unitário de venda em 26% somado ao aumento de 6% do custo unitário, impactado pela queda do preço da soja e aumento do volume faturado.

Milho	2T24	2T23	Variação	6M24	6M23	Variação
Quantidade faturada	64.796	52.681	23%	113.074	114.372	-1%
Receita Líquida	44.551	61.232	-27%	76.211	122.943	-38%
Preço Unitário (R$/ton)	688	1.162	-41%	674	1.075	-37%
Custo Total	(49.778)	(42.271)	18%	(88.465)	(85.906)	3%
Custo (R$/ton)	(768)	(802)	-4%	(782)	(751)	4%
Resultado Bruto Unitário (R$/ton)	(81)	360	n.a.	(108)	324	n.a.
Margem	-12%	31%	-43 p.p.	-16%	30%	-46 p.p.
Resultado Bruto Total	**(5.227)**	**18.961**	**n.a.**	**(12.254)**	**37.037**	**n.a.**

Nos 6M24 o milho alcançou uma margem bruta negativa de 16%, queda de 46p.p. quando comparado aos 6M23. Esse resultado é reflexo da queda de 37% no preço unitário de venda, somado ao aumento de 4% nos custos unitários.

Feijão	2T24	2T23	Variação	6M24	6M23	Variação
Quantidade faturada	2.165	980	n.a.	2.333	1.126	n.a.
Receita Líquida	3.489	1.621	n.a.	4.125	1.939	n.a.
Preço Unitário (R$/ton)	1.612	1.654	-3%	1.769	1.722	3%
Custo Total	(4.794)	(1.788)	n.a.	(5.089)	(2.089)	n.a.
Custo (R$/ton)	(2.215)	(1.825)	21%	(2.182)	(1.855)	18%
Resultado Bruto Unitário (R$/ton)	(603)	(171)	n.a.	(413)	(133)	n.a.
Margem	-37%	-10%	-27 p.p.	-23%	-8%	-16 p.p.
Resultado Bruto Total	**(1.304)**	**(167)**	**n.a.**	**(964)**	**(150)**	**n.a.**

Nos 6M24 o feijão obteve margem bruta negativa de 23%, queda de 16p.p. quando comparado aos 6M23. Esse resultado é reflexo do aumento de 18% no custo unitário.

Algodão Pluma	2T24	2T23	Variação	6M24	6M23	Variação
Quantidade faturada	1.712	1.167	47%	3.394	2.467	38%
Receita Líquida	14.514	12.180	19%	27.097	24.914	9%
Preço Unitário (R$/ton)	8.479	10.437	-19%	7.984	10.098	-21%
Custo Total	(17.702)	(10.588)	67%	(27.142)	(23.978)	13%
Custo (R$/ton)	(10.341)	(9.073)	14%	(7.997)	(9.718)	-18%
Resultado Bruto Unitário (R$/ton)	(1.862)	1.364	n.a.	(13)	379	n.a.
Margem	-22%	13%	-35 p.p.	0%	4%	n.a.
Resultado Bruto Total	**(3.188)**	**1.592**	**n.a.**	**(45)**	**936**	**n.a.**

Algodão Caroço	2T24	2T23	Variação	6M24	6M23	Variação
Quantidade faturada	6.248	2.703	n.a.	7.724	3.541	n.a.
Receita Líquida	4.613	3.419	35%	5.566	4.446	25%
Preço Unitário (R$/ton)	738	1.265	-42%	721	1.256	-43%
Custo Total	(10.243)	(5.395)	90%	(11.126)	(6.134)	81%
Custo (R$/ton)	(1.639)	(1.996)	-18%	(1.441)	(1.732)	-17%
Resultado Bruto Unitário (R$/ton)	(901)	(731)	23%	(720)	(477)	51%
Margem	-122%	-58%	-64 p.p.	-100%	-38%	-62 p.p.
Resultado Bruto Total	**(5.630)**	**(1.976)**	**n.a.**	**(5.560)**	**(1.688)**	**n.a.**

Nos 6M24 o resultado bruto do algodão pluma e caroço foi impactado negativamente pela queda no preço unitário quando comparado aos 6M23.

Cana-de-açúcar	2T24	2T23	Variação	6M24	6M23	Variação
Quantidade faturada	315.529	205.798	53%	1.305.064	1.161.022	12%
Receita Líquida	34.824	31.522	10%	170.697	183.875	-7%
Preço Unitário (R$/ton)	110	153	-28%	131	158	-17%
Custo Total	(23.007)	(54.145)	-58%	(138.988)	(144.571)	-4%
Custo (R$/ton)	(73)	(263)	-72%	(106)	(125)	-14%
Resultado Bruto Unitário (R$/ton)	37	(110)	n.a.	24	34	-28%
Margem	34%	-72%	106 p.p.	19%	21%	-2 p.p.
Resultado Bruto Total	**11.817**	**(22.623)**	**n.a.**	**31.709**	**39.304**	**-19%**

Nos 6M24 a cana alcançou margem bruta de 19%, queda de 2 p.p. quando comparado aos 6M23. Esse resultado é reflexo principalmente da queda do preço do ATR que passou de R$1,14 no 2T23 para R$0,92 no 2T24.

Pecuária	2T24	2T23	Variação	6M24	6M23	Variação
Quantidade faturada	1.415	701	n.a.	2.731	1.233	n.a.
Receita Líquida	10.869	6.130	77%	19.697	11.567	70%
Preço Unitário (R$/ton)	7.683	8.745	-12%	7.212	9.383	-23%
Custo Total	(10.672)	(5.439)	96%	(19.891)	(11.520)	73%
Custo (R$/ton)	(7.544)	(7.760)	-3%	(7.283)	(9.344)	-22%
Resultado Bruto Unitário (R$/ton)	139	985	-86%	(71)	38	n.a.
Margem	2%	11%	-9 p.p.	-1%	0%	-1 p.p.
Resultado Bruto Total	**197**	**691**	**-71%**	**(194)**	**47**	**n.a.**

O resultado da pecuária foi impacto pela queda do preço unitário, que mesmo com redução dos custos unitários, diminuiu em relação aos 6M23.

Resultado Bruto Total	2T24	2T23	Variação	6M24	6M23	Variação
Soja	42	8.980	n.a.	3.601	30.070	-88%
Milho	(5.227)	18.961	n.a.	(12.254)	37.037	n.a.
Feijão	(1.304)	(167)	n.a.	(964)	(150)	n.a.
Cana-de-açúcar	11.817	(22.623)	n.a.	31.709	39.304	-19%
Algodão Pluma	(3.188)	1.592	n.a.	(45)	936	n.a.
Algodão Caroço	(5.630)	(1.976)	n.a.	(5.560)	(1.688)	n.a.
Pecuária	197	691	-71%	(194)	47	n.a.
Outros	(4.218)	(3.199)	32%	(5.483)	652	n.a.
Ativos Biológicos[1]	289	(1.170)	n.a.	(1.219)	(72.025)	-98%
Produtos Agrícolas	**(7.221)**	**1.088**	**n.a.**	**9.590**	**34.183**	**-72%**
Ganho com venda de fazenda	4.352	16.598	-74%	4.724	17.500	-73%
Total	**(2.869)**	**17.687**	**n.a.**	**14.315**	**51.684**	**-72%**

[1] Ativos Biológicos = Variação do Valor Justo do Ativo Biológico + Ativos Biológicos amortizados ao custo.

O resultado bruto operacional da Companhia alcançou R$14,3 milhões nos 6M24, queda de 72% quando comparado aos 6M23. Esse resultado é explicado pela redução das margens dos produtos agrícolas, que sofreram principalmente pela queda dos preços das commodities e aumento de custo de produção.

DESPESAS COM VENDAS

(R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Despesas com Vendas	**(6.479)**	**(10.161)**	-36%	**(21.628)**	**(17.667)**	**22%**
Frete	(1.098)	(2.861)	-62%	(6.270)	(6.527)	-4%
Armazenagem e Beneficiamento	(5.139)	(4.964)	4%	(14.831)	(8.759)	69%
Comissões	(11)	(63)	-82%	(50)	(63)	-20%
PDD	-	(2.190)	n.a.	-	(2.190)	n.a.
Outros	(231)	(83)	n.a.	(476)	(128)	n.a.

O aumento das despesas com vendas de 22% em relação ao mesmo período do ano anterior, é explicado principalmente pelo aumento na linha de armazenagem e beneficiamento em razão:

(i) do aumento em armazenagem e beneficiamento, em razão do maior volume produzido do algodão; e

(ii) reconhecimento das despesas com armazenagem no montante aproximado de R$2,0 milhões que no ano passado foi reconhecida no 4T.

DESPESAS GERAIS E ADMINISTRATIVAS

(R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Despesas Gerais e Administrativas	**(16.259)**	**(16.710)**	**-3%**	**(32.058)**	**(31.044)**	**3%**
Depreciação e Amortização	(259)	(316)	-18%	(672)	(620)	8%
Despesas com Pessoal	(10.455)	(10.828)	-3%	(19.837)	(17.081)	16%
Despesas ILPA	-	(850)	n.a.	-	(3.684)	n.a.
Despesas com Prestação de Serviços	(3.009)	(1.466)	n.a.	(4.552)	(2.438)	87%
Arrendamento e Alugueis	(261)	(182)	43%	(424)	(323)	31%
Impostos e taxas	(714)	(838)	-15%	(3.556)	(3.398)	5%
Despesas com Viagens	(132)	(577)	-77%	(366)	(645)	-43%
Softwares | assinaturas	(449)	(673)	-33%	(1.010)	(1.293)	-22%
Seguros	(211)	(272)	-23%	(439)	(445)	-1%
Outras Despesas	(769)	(709)	8%	(1.202)	(1.117)	8%

O aumento das despesas gerais e administrativas de 3% em relação ao mesmo período do ano anterior, é reflexo:

(i) do pagamento de bônus anual acima do provisionado;

(ii) do reconhecimento do pró-labore dos membros do conselho de administração que passou a ser fixo;

(iii) do crescimento na linha de despesas com prestação de serviços, explicado em parte pelo descasamento no reconhecimento das despesas recorrentes em relação ao ano passado e pelo aumento de despesas com assessoria jurídica e auditoria, no valor de aproximadamente R$1,0 milhão.

OUTRAS RECEITAS / DESPESAS OPERACIONAIS

(R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Outras receitas (despesas) operacionais	**(3.618)**	**1.636**	**n.a.**	**(4.836)**	**2.269**	**n.a.**
Ganho/Perda na venda de imobilizado	96	(1.049)	n.a.	522	(1.201)	n.a.
Despesas com demandas judiciais	(155)	(431)	-64%	165	(239)	n.a.
Ganho com Indenizações	-	6.596	n.a.	-	7.526	n.a.
Perdas agrícolas	-	(5)	n.a.	-	(2.591)	n.a.
Doações Instituto BrasilAgro	(3.000)	(3.500)	-14%	(3.000)	(3.500)	-14%
Comissões de Novos Negócios	-	-	n.a.	-	(2.228)	n.a.
Bônus de subscrição	-	(56)	n.a.	(1.859)	3.797	n.a.
Outros	(559)	81	n.a.	(664)	705	n.a.

Nos 6M24 outras receitas e despesas operacionais são compostas principalmente por:

(i) doações Instituto BrasilAgro; e

(ii) bônus de Subscrição, que é reflexo da variação e consequentemente, do valor dos bônus de subscrição emitidos no contexto da incorporação da Agrifirma em contexto com a variação da cotação das ações da Companhia.

RESULTADO FINANCEIRO

(R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Total	**25.967**	**(21.339)**	**n.a.**	**62.825**	**28.119**	**n.a.**
Juros (i)	(13.989)	(9.755)	43%	(24.800)	(16.684)	49%
Variações Monetárias (ii)	(70)	395	n.a.	(5)	330	n.a.
Variações Cambiais (iii)	(1.265)	(1.752)	-28%	(1.567)	358	n.a.
Atualização do valor justo (iv)	5.979	5.046	18%	47.216	23.719	99%
Resultado operações com derivativos (v)	29.277	(24.683)	n.a.	24.723	(3.265)	n.a.
Outras receitas / despesas financeiras (vi)	6.035	9.410	-36%	17.258	23.661	-27%

O resultado financeiro consolidado corresponde à composição dos seguintes elementos: (i) juros sobre financiamentos, (ii) variação monetária sobre o valor a pagar pela compra de fazenda (iii) variação cambial sobre conta off shore, (iv) valor presente dos recebíveis de venda de fazenda fixados em sacas de soja, e de arrendamentos de cana (v) resultado das operações de hedge e (vi) despesas e encargos bancários e rendimentos de aplicações financeiras de caixa e equivalentes de caixa.

O aumento da linha de juros ocorreu devido ao aumento do saldo de dívida da companhia no período com novas captações para custeio das safras de grãos e algodão e investimentos de longo prazo.

A atualização do valor justo, no valor de R$47,2 milhões nos 6M24, pode ser explicado principalmente pela redução da expectativa da curva de juros futuro melhorando o meu resultado quando trazido a valor presente.

O resultado das operações com derivativos reflete principalmente o resultado das operações de hedge de commodities e dólar, com finalidade de reduzir a volatilidade da exposição da companhia, dado que as receitas, estoque, ativo biológico e recebíveis de venda de fazenda são correlacionadas positivamente ou negativamente com os preços das commodities e dólar.

OPERAÇÕES COM DERIVATIVOS

POSIÇÃO DE HEDGE EM 31 DE DEZEMBRO DE 2023

Safra	Soja			FX				
	Volume	% de hedge[1]	Preço (USD/bu)	Volume (mil)	% de hedge[2]	BRL/USD	Realizado	Não Realizado
22/23	162.316 ton	100%	14,50	USD 71.658	100%	5,47	R$ 38.348	-
23/24	109.760 ton	58%	13,19	USD 46.558	65%	5,33	R$ 842	R$ 9.223

Safra	Milho			FX				
	Volume	% de hedge[1]	Preço (R$/sc)	Volume (mil)	% de hedge[2]	BRL/USD	Realizado	Não Realizado
22/23	111.839 ton	100%	51,61	-	-	-	R$ 23.528	-
23/24	26.703 ton	26%	42,53	-	-	-	-R$ 3.370	-R$ 3.245

Safra	Algodão			FX				
	Volume	% of hedge(1)	Preço (R$/lb)	Volume (mil)	% de hedge(2)	BRL/USD	Realizado	Não Realizado
22/23	6.654 ton	100%	87,5	USD 11.701	100%	5,65	R$ 9.391	-
23/24	5.998 ton	72%	82,5	USD 16.267	100%	5,58	-	R$ 3.523

Safra	Etanol			FX				
	Volume	% of hedge[1]	Preço (R$/m³)	Volume (mil)	% de hedge	BRL/USD	Realizado	Não Realizado
22/23	30.930 m³	35%	3.159	-	-	-	R$ 6.473	-
23/24	4.200 m³	3%	2.800	-	-	-	R$ 1.077	R$ 994

Safra	Açúcar total recuperável (ATR)			FX				
	Volume	% of hedge[1]	Preço (R$/kg ATR)	Volume (mil)	% de hedge	BRL/USD	Realizado	Não Realizado
23/24	26.700 ton	10%	1,08	-	-	-	-	-R$ 2.136

Safra	Recebíveis de Fazenda			FX				
	Volume	% de hedge[1]	Preço (USD/bu)	Volume (mil)	% de hedge[2]	BRL/USD	Realizado	Não Realizado
2023	104.912 ton	100%	14,09	55.479	100%	5,31	-R$ 4.758	-
2024	60.071 ton	56%	13,39	28.140	55%	5,39	R$ 3.831	R$ 9.879

(1) Percentual do volume em toneladas de soja travada.
(2) Percentual da receita esperada em USD.
(3) Percentual do volume em m³ de etanol travada.

Balanço Patrimonial

CAIXA E EQUIVALENTES DE CAIXA

Caixa e Equivalentes de Caixa (R$ mil)	31/12/2023	30/06/2023	Variação
Caixa e equivalentes de caixa	**196.112**	**383.837**	**-49%**
Caixa e bancos	30.653	22.293	38%
Certificado de depósitos bancários	143.400	228.889	-37%
Letra financeira	9.482	112.185	-92%
Compromissada	12.359	15.980	-23%
Outros títulos	218	4.490	-95%
Total circulante	**23.971**	**28.205**	**-15%**
Letra Financeira do Tesouro	23.493	-	n.a.
Letra Financeira do Tesouro	-	27.848	n.a.
Nota do Tesouro Nacional	478	357	34%
Total não circulante	**21.491**	**21.580**	**0%**
Certificado de depósitos bancários	18.413	16.537	11%
Outros títulos	3.078	5.043	-39%
Total	**241.574**	**433.622**	**-44%**

ENDIVIDAMENTO

(R$ mil)	31/12/2023	30/06/2023	Variação
Curto Prazo	**241.531**	**198.213**	**22%**
Longo Prazo	**501.610**	**356.425**	**41%**
Total do Endividamento	**743.141**	**554.638**	**34%**
(+/-) Operações com derivativos	**(39.857)**	**(61.010)**	**-35%**
(=) Dívida Bruta Ajustada	703.284	493.628	42%
(-) Caixa e equivalentes de caixa	241.574	433.622	-44%
(=) Dívida Líquida Ajustada	461.710	60.006	n.a.
EBITDA Ajustado dos últimos 12 meses	**310.131**	**533.729**	**-42%**
Dívida Líquida Ajustada / EBITDA Ajustado	**1,49x**	**0,11x**	**n.a.**
Dívida Líquida Ajustada / NAV	**13%**	**2%**	**n.a.**

O custo médio da dívida é de 104,9% do CDI.

CLIENTES

(R$ mil)	31/12/2023	30/06/2023	Variação
Venda de cana de açúcar	38.120	35.732	7%
Venda de grãos	43.147	74.220	-42%
Venda pecuária	515	1.761	-71%
Arrendamentos e aluguéis	8.334	8.832	-6%
Venda de máquinas	1.512	2.425	-38%
Venda de fazendas	204.001	266.601	-23%
	295.629	**389.571**	**-24%**
Perdas esperadas	(3.625)	(3.613)	0%
Total circulante	**292.004**	**385.958**	**-24%**
Venda de fazendas [1]	403.041	442.867	-9%
Total não circulante	**403.041**	**442.867**	**-9%**

[1] não inclui área da fazenda Alto Taquari, divulgada em outubro de 2021, que será entregue em 2024

ESTOQUE

(R$ mil)	31/12/2023	30/06/2023	Variação
Soja	75	72.003	n.a.
Milho	1.646	38.025	-96%
Feijão	19	5.560	n.a.
Algodão	40.673	31.181	n.a.
Outros Cultivos	-	2.118	n.a.
Produtos Agrícolas - Custo de Formação	**42.413**	**148.887**	**-72%**
Produtos agrícolas - valor justo	**5.196**	**3.537**	**47%**
Insumos	108.982	61.260	n.a.
Total	**156.591**	**213.684**	**-27%**

Os ativos biológicos de gado são mensurados a valor justo e são controlados por duas metodologias: para bezerros (as) e garrotes (novilhas) de 12 a 15 meses o controle e valorização é efetuado por cabeça, já para animais acima dessa idade o controle é efetuado por peso.

Estoque - Pecuária	Qtde Cabeças	Valor (R$ mil)
Saldo em 30 de junho de 2023	**22.705**	**53.484**
Aquisição, Nascimentos | Gastos com aquisição	2.450	2.540
Gastos com manejo	-	11.701
Vendas	(6.968)	(19.957)
Mortes | Perdas com Mortes	(292)	(762)
Consumo	(23)	(32)
Variação Cambial	-	304
Variação no valor justo	-	(6.800)
Saldo em 31 de dezembro de 2023	**17.872**	**40.478**

PROPRIEDADES PARA INVESTIMENTO

A estratégia de negócios da Companhia tem como pilar fundamental aquisição, desenvolvimento, exploração e comercialização de propriedades rurais com aptidão agropecuária. A Companhia adquire propriedades rurais que acredita ter significativo potencial de geração de valor por meio da transformação do ativo e do desenvolvimento de atividades agropecuárias rentáveis.

A partir da aquisição das nossas propriedades rurais, buscamos implementar culturas de maior valor agregado e transformar essas propriedades rurais com investimentos em infraestrutura e tecnologia. De acordo com nossa estratégia, quando julgarmos que o valor das propriedades rurais nos entrega o retorno esperado, venderemos tais propriedades rurais para realizarmos ganhos de capital.

As propriedades rurais compradas pela Companhia são demonstradas ao custo de aquisição, que não supera seu valor líquido de realização, e estão sendo apresentadas no "Ativo não circulante".

Propriedades para investimento são avaliadas pelo seu custo histórico, somados ao investimento em edifícios, benfeitorias e abertura de áreas, menos a depreciação acumulada de acordo com os mesmos critérios descritos para o ativo imobilizado.

(R$ mil)	Valor de Aquisição	Edifícios e benfeitorias	Abertura de área	Total em operação	Obras em andamento	Prop. para Investimento
Saldo Inicial	929.513	64.134	157.792	1.151.439	101.274	1.252.713
30 de junho de 2023						
Aquisições	1.600	378	924	2.902	71.556	74.458
Baixas	(14.459)	(8)	-	(14.467)	(39)	(14.506)
Transferências	-	15.475	58.949	74.424	(74.087)	337
(-) Depreciação/ Amortização	-	(1.838)	(10.665)	(12.503)	-	(12.503)
Efeito de conversão	1.095	5	(115)	985	37	1.022
31 de dezembro de 2023	**917.749**	**78.146**	**206.885**	**1.202.780**	**98.741**	**1.301.521**

DEPRECIAÇÃO - ABERTURA DE ÁREA

(R$ mil)	2T24	2T23	Var. (%)	6M24	6M23	Var. (%)
Manutenção	(4.420)	(1.606)	n.a.	(7.828)	(3.089)	n.a.
Abertura	(1.145)	(1.725)	-34%	(2.839)	(3.218)	-12%
Total	**(5.566)**	**(3.333)**	**67%**	**(10.666)**	**(6.307)**	**69%**

CAPEX - IMOBILIZADO

(R$ mil)	Edifícios e benfeitorias	Equip. e Instalações	Veículos e Máquinas Agrícolas	Móveis e utensílios	Total em operação	Imobilizado em andamento	Cana	Imobilizado total
Saldo Inicial	74	36.026	30.269	3.178	69.547	6.495	79.066	155.108
Em 30 de junho de 2023								
Aquisições	-	4.133	1.109	543	5.785	7.132	10.039	22.956
Baixas	-	(55)	(839)	-	(894)	-	-	(894)
Transferências	-	71	-	-	71	(71)	(337)	(337)
(-) Depreciação / Amortização	(11)	(1.776)	(1.511)	(208)	(3.506)	-	(18.801)	(22.307)
Efeito de conversão	-	(11)	(73)	(4)	(88)	-	21	(67)
31 de dezembro de 2023	**63**	**38.388**	**28.955**	**3.509**	**70.915**	**13.556**	**69.988**	**154.459**

MERCADO DE CAPITAIS

A Companhia foi a primeira empresa de produção agrícola a abrir o capital no Novo Mercado da B3 (Bolsa de Valores de São Paulo) e foi também a primeira empresa brasileira do agronegócio a listar ADRs (American Depositary Receipts) na NYSE (New York Stock Exchange).

Desempenho das ações

Em 7 de fevereiro de 2024 as ações da BrasilAgro (AGRO3) estavam cotadas a R$24,63, totalizando um valor de mercado para a Companhia de R$2,5 bilhões e os ADRs (LND) estavam cotados a US$4,97.


AGRO3 x Ibovespa
(base 100 = 31/12/2022)
dez-22
jan-23
fev-23
mar-23
abr-23
mai-23
jun-23
jul-23
ago-23
set-23
out-23
nov-23
AGRO3
IBOV

DESTAQUES - AGRO3	6M24	6M23
Volume médio diário de negociação (R$)	15.147.829	18.683.865
Máxima (R$ por ação)	26,97	31,35
Mínima (R$ por ação)	20,78	20,04
Média (R$ por ação)	23,99	25,74
Preço de fechamento (R$ por ação)	26,71	29,96
Variação do Período (%)	-11%	23%

CONTATOS

+ 55 (11) 3035 5374
ri@brasil-agro.com

Equipe de Relações com Investidores



Gustavo Lopez
CFO e DRI

Ana Paula Ribeiro
Head de RI e Mercado de Capitais

Deise Davanzo
Coordenadora de RI

Camila Stankevicius
Analista de RI

Adriana Costa
Estagiária de RI

ri@brasil-agro.com +55 3035-5350 ri.brasil-agro.com

Aviso Legal

As afirmações contidas neste documento relacionadas a perspectivas sobre os negócios, projeções sobre resultados operacionais e financeiros e aquelas relacionadas a perspectivas de crescimento da BrasilAgro, são meras projeções e, como tais, baseiam-se exclusivamente nas expectativas da diretoria sobre o futuro dos negócios. Essas expectativas dependem, substancialmente, das condições de mercado, do desempenho da economia brasileira, do setor e dos mercados internacionais e, portanto, estão sujeitas a mudanças sem aviso prévio.

PESOS E MEDIDAS USADOS NO AGRONEGÓCIO

Pesos e medidas usados na atividade agropecuária		
1 tonelada	1.000 kg	
1 quilo	2,20462 libras	
1 libra	0,45359 kg	
1 acre	0,1840 alqueire	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m^2	
1 alqueire	5,4363 acres	

Soja		
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	

Milho		
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	

Pecuária		
1 arroba (boi magro)	30 kg	
1 arroba	15 kg	

PORTFÓLIO

	PROPRIEDADE	LOCAL	DATA DE AQUISIÇÃO	PROJETO	ÁREA TOTAL (ha)	ÁREA ÚTIL (ha)
1	Fazenda Jatobá	Jaborandi / BA	mar/07	Grãos e Pastagem	8.868	7.006
2	Fazenda Alto Taquari[1]	Alto Taquari / MT	ago/07	Grãos e Cana	1.380	809
3	Fazenda Chaparral	Correntina / BA	nov/07	Grãos e Algodão	37.182	26.444
4	Fazenda Nova Buriti	Bonito de Minas / MG	dez/07	Floresta	24.212	17.846
5	Fazenda Preferência	Baianópolis / BA	set/08	Grãos e Pastagem	17.799	12.410
6	Fazenda Avarandado (Parceria II)[2]	Ribeiro Gonçalves / PI	nov/13	Grãos	7.456	7.456
7	Morotí (Paraguai)	Boquerón	dez/13	Grãos e Pastagem	58.722	33.555
8	Fazenda ETH (Parceria III)[3]	Alto Taquari / MT	mai/15	Grãos e Cana	5.128	5.128
9	Fazenda Agro-Serra (Parceria IV)[4]	São Raimundo das Mangabeiras / MA	fev/17	Cana-de-açúcar	15.000	15.000
10	Fazenda São José	São Raimundo das Mangabeiras / MA	fev/17	Grãos e Cana	17.566	10.137
11	Fazenda Xingu (Parceria V)[5]	Região do Xingu / MT	ago/18	Grãos	13.711	13.711
12	Fazenda Regalito (Parceria VI)	Região do Xingu / MT	set/22	Grãos	5.714	5.714
13	Fazenda Arrojadinho[6]	Jaborandi / BA	jan/20	Grãos	16.642	11.063
14	Fazenda Rio do Meio[7]	Correntina / BA	jan/20	Grãos	5.750	4.219
15	Fazenda Serra Grande	Baixa Grande do Ribeiro / PI	mai/20	Grãos	4.489	2.904
16	Fazenda Serra Grande II (Parceria VII)[8]	Baixa Grande do Ribeiro / PI	mai/20	Grãos	6.013	6.013
17	Acres del Sud (Bolívia)	Santa Cruz	fev/21	Grãos e Cana	9.875	7.925
18	Fazenda Unagro (Parceria VIII)[9]	Santa Cruz	fev/21	Grãos	1.065	1.065
19	Fazenda São Domingos (Parceria IX)[10]	Comodoro / MT	jul/22	Grãos	6.070	6.070
20	Fazenda Panamby	Querência / MT	set/22	Grãos	10.844	5.379
	Total				273.486	199.854

(1) A Companhia continuará operando 1.157 hectares da área vendida em out/21 até a safra 2024
(2) Parceria de desenvolvimento agrícola na fazenda por até 11 safras, podendo chegar até 10 mil hectares
(3) Parceria de desenvolvimento agrícola na fazenda até 31/03/2026
(4) Parceria de desenvolvimento agrícola na fazenda por até 15 anos de plantio de cana-de-açúcar, com opção de renovação por mais 15 anos
(5) Parceria de desenvolvimento agrícola na fazenda por até 12 anos
(6) Anteriormente denominada Fazenda Parceria VI adquirida com a incorporação da Agrifirma
(7) Fazenda adquirida com a incorporação da Agrifirma
(8) Parceria de desenvolvimento agrícola na fazenda por até 10 anos
(9) Parceria de desenvolvimento agrícola na fazenda por uma safra
(10) Parceria de desenvolvimento agrícola na fazenda por até 12 safras



RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AC
RO
TO
AL
SE
MT
BA
GO
DF
Bolivia
MG
ES
MS
SP
RJ
Paraguay
PR
SC
RS
Propriedades da BrasilAgro
Parcerias agrícolas

VALOR DE MERCADO DO PORTFOLIO

Atualizamos anualmente a avaliação interna do valor de mercado das nossas fazendas e em 30 de junho de 2023 o valor de mercado do nosso portfólio era de R$3,1 bilhões.

Para estimar o valor de mercado, levamos em consideração para cada uma das propriedades: (i) o seu nível de desenvolvimento; (ii) a qualidade do solo e sua maturidade; e (iii) a aptidão e potencial agrícola.

O valor de mercado do portfólio de acordo com a avaliação da Deloitte Touche Tohmatsu - consultoria contratada para realizar avaliação de mercado das nossas propriedades – referente a 30 de junho de 2023 era de R$3,6 bilhões. A metodologia de avaliação patrimonial utilizada pela Deloitte é amparada nas mais recentes normas e diretrizes da ABNT.

Com base na avaliação da Deloitte, o valor atual do hectare médio útil das áreas próprias da Companhia é R$ 25.465,43 (CAGR de 18% nos últimos 5 anos).

O gráfico abaixo mostra as avaliações de mercado do portfólio internas e realizada pela consultoria independente Deloitte Touche Tohmatsu:



Evolução Histórica Avaliação do Portfólio
11,488
12,697
22,948
25,465
1.3
1.5
1.5
1.6
1.9
3.3
3.4
3.3
3.1
3.6
17/18
18/19
19/20
20/21
21/22
22/23
Interna (R$ bi)
Deloitte (R$ bi)
R$/ha (interna)
R$/ha (Deloitte)

NAV – VALOR LÍQUIDO DOS ATIVOS

O valor de mercado das propriedades considerado no cálculo do valor líquido dos ativos é de 30 de junho 2023.

(R$ mil)	30 de junho de 2023	
	Livro	NAV
Patrimônio líquido - BrasilAgro	**2.197.142**	**2.197.142**
Valor de mercado das propriedades, líquido de imposto (1)		2.867.834
(-) Valor de livro das propriedades (propriedades para investimento)		(1.252.712)
NAV - Valor líquido dos Ativos	**2.197.142**	**3.812.264**
Quantidade de ações	102.377	102.377
NAV por ação	**21,46**	**37,24**

(1) Avaliação Interna, considera 6,73% de imposto sobre venda.

Cabe ressaltar, que o valor das propriedades na avaliação interna é dado em sacas de soja e o preço médio utilizado na avaliação foi de R$111,52 por saca.

DEMONSTRAÇÃO DE RESULTADOS

(R$ mil)	2T24	2T23	Variação	6M24	6M23	Variação
Receitas de Venda de Fazenda	4.752	28.093	-83%	5.165	29.574	-83%
Receitas de Grãos	82.811	101.786	-19%	191.074	224.037	-15%
Receitas de Algodão	19.766	15.993	24%	33.988	29.806	14%
Receitas de Cana-de-açúcar	35.280	31.579	12%	172.518	184.194	-6%
Receita de Pecuária	11.540	6.194	86%	20.736	12.200	70%
Receitas de Arrendamento	2.691	3.822	-30%	11.943	13.393	-11%
Outras Receitas	3.478	1.940	79%	4.792	2.419	98%
Deduções de Vendas	(8.344)	(4.614)	81%	(16.070)	(11.025)	46%
Receita Líquida de Vendas	**151.974**	**184.793**	**-18%**	**424.146**	**484.598**	**-12%**
Movimentação de valor justo de ativos biológicos e produtos agrícolas	1.917	(2.098)	n.a.	(4.229)	16.201	n.a.
Reversão de provisão do valor recuperável de produtos agrícolas, líquida	1.796	337	n.a.	423	(2.241)	n.a.
Receita Líquida	**155.687**	**183.032**	**-15%**	**420.340**	**498.558**	**-16%**
Custo de Venda de Fazenda	(400)	(11.495)	-97%	(441)	(12.074)	-96%
Custo de Venda de Produtos Agrícolas	(158.155)	(153.850)	3%	(405.584)	(434.800)	-7%
Lucro Bruto	**(2.868)**	**17.687**	n.a.	**14.315**	**51.684**	**-72%**
Despesas com Vendas	**(6.480)**	**(10.161)**	**-36%**	**(21.628)**	**(17.667)**	**22%**
Despesas Gerais e Administrativas	**(16.259)**	**(16.710)**	**-3%**	**(32.058)**	**(31.044)**	**3%**
Depreciação e Amortização	(259)	(315)	-18%	(672)	(620)	8%
Despesas com Pessoal	(10.455)	(11.680)	-10%	(19.837)	(20.765)	-4%
Despesas com Prestação de Serviços	(3.009)	(1.465)	n.a.	(4.552)	(2.438)	87%
Arrendamento e Alugueis	(261)	(182)	43%	(424)	(323)	31%
Outras Despesas	(2.275)	(3.068)	-26%	(6.573)	(6.898)	-5%
Outras Receitas/Despesas Operacionais	**(3.618)**	**1.636**	**n.a.**	**(4.836)**	**2.269**	**n.a.**
Equivalência Patrimonial	-	-	**n.a.**	-	-	**n.a.**
Resultado Financeiro	**25.967**	**(21.339)**	**n.a.**	**62.825**	**28.119**	**n.a.**
Receitas Financeiras	59.613	51.669	15%	164.174	179.457	-9%
Receitas de Aplicações Financeiras	7.365	11.278	-35%	19.299	26.900	-28%
Juros Ativos	867	822	5%	1.746	1.532	14%
Variações Monetárias	-	425	n.a.	-	476	n.a.
Variações Cambiais	1.365	5.428	-75%	3.376	33.204	-90%
Receita na atualização dos arrendamentos	13.440	(1)	n.a.	13.444	19.026	-29%
Receita na atualização dos recebíveis de fazenda	(967)	30.776	n.a.	51.461	35.319	46%
Resultado realizado de operações com derivativos	15.444	7.736	100%	38.671	26.176	48%
Resultado não realizado de operações com derivativos	22.099	(4.795)	n.a.	36.177	36.824	-2%
Despesas Financeiras	(33.646)	(73.008)	-54%	(101.349)	(151.338)	-33%
Despesas de aplicações financeiras	(292)	(513)	-43%	(716)	(1.186)	-40%
Despesas Bancárias	(1.038)	(1.355)	-23%	(1.325)	(2.053)	-35%
Juros Passivos	(14.856)	(10.577)	40%	(26.546)	(18.216)	46%
Variações Monetárias	(70)	(30)	n.a.	(5)	(146)	-97%
Variações Cambiais	(2.630)	(7.180)	-63%	(4.943)	(32.846)	-85%
Despesa na atualização dos arrendamentos	(6.494)	(20.323)	-68%	(15.326)	(25.145)	-39%
Despesa na atualização dos recebíveis/aquisições de fazendas	-	(5.406)	n.a.	(2.363)	(5.481)	-57%
Resultado realizado de operações com derivativos	(7.020)	(4.245)	65%	(13.858)	(15.316)	-10%
Resultado não realizado de operações com derivativos	(1.246)	(23.379)	-95%	(36.267)	(50.949)	-29%
Lucro (prejuízo) antes do Imposto de Renda e Contribuição Social	**(3.258)**	**(28.887)**	**-89%**	**18.618**	**33.361**	**-44%**
Imposto de Renda e Contribuição Social	(2.564)	16.006	n.a.	5.545	(4.240)	n.a.
Lucro (prejuízo) líquido do período	**(5.822)**	**(12.881)**	**-55%**	**24.163**	**29.121**	**-17%**
Ações em circulação no final do período	102.683.444	102.377.008	**0%**	102.683.444	102.377.008	**0%**
Lucro (prejuízo) básico por ação - reais	**(0,0567)**	**(0,1258)**	-55%	**0,2353**	**0,2844**	**-17%**

BALANÇO PATRIMONIAL – ATIVO

Ativo (R$ mil)	31/12/2023	30/06/2023	Variação
Circulante			
Caixa e equivalentes de caixa	196.112	383.837	-49%
Títulos e valores mobiliários	23.971	28.205	-15%
Operações com derivativos	46.992	76.815	-39%
Contas a receber e créditos diversos	330.032	430.035	-23%
Estoques	156.591	213.684	-27%
Ativos biológicos	342.437	216.924	58%
	1.096.135	**1.349.500**	**-19%**
Ativo não circulante mantido para venda	14.206		
Não circulante			
Ativos biológicos	26.897	37.305	-28%
Títulos e valores mobiliários restritos	21.491	21.580	0%
Operações com derivativos	7.272	7.032	3%
Tributos diferidos	46.313	30.140	54%
Contas a receber e créditos diversos	452.386	486.802	-7%
Propriedades para investimento	1.301.521	1.252.712	4%
Transações com partes relacionadas	4.111	2.157	91%
Investimentos	2.591	2.591	0%
Imobilizado	154.459	155.108	0%
Intangivel	3.147	1.917	64%
Direitos de uso	151.672	161.231	-6%
	2.171.860	**2.158.575**	**1%**
Total do ativo	**3.282.201**	**3.508.075**	**-6%**

BALANÇO PATRIMONIAL - PASSIVO

Passivo (R$ mil)	31/12/2023	30/06/2023	Variação
Circulante			
Contas a pagar e outras obrigações	179.352	176.115	2%
Empréstimos, financiamentos e debêntures	241.531	198.213	22%
Obrigações trabalhistas	12.375	23.405	-47%
Operações com derivativos	14.140	22.006	-36%
Aquisições a pagar	-	156.666	n.a.
Arrendamentos a pagar	39.326	55.502	-29%
	486.724	**631.907**	**-23%**
Não circulante			
Contas a pagar e outras obrigações	20.241	31.424	-36%
Empréstimos, financiamentose debêntures	501.610	356.425	41%
Tributos diferidos	21.144	20.654	2%
Arrendamentos a pagar	265.450	261.831	1%
Operações com derivativos	267	831	-68%
Provisões para demandas judiciais	1.119	1.292	-13%
Transações com partes relacionadas	9.000	6.569	37%
Aquisições a pagar	610	-	n.a.
	819.441	**679.026**	**21%**
Total do Passivo	**1.306.165**	**1.310.933**	**0%**
Patrimônio líquido			
Capital social	1.587.985	1.587.985	0%
Gastos com emissão de ações	(11.343)	(11.343)	0%
Reserva de capital	(11.385)	(13.423)	-15%
Ações em tesouraria	(43.648)	(50.807)	-14%
Reservas de Lucro	364.888	364.888	0%
Dividendos adicionais propostos	-	256.223	-100%
Resultado Abrangente	65.376	63.619	3%
Lucros Acumulados	24.163	-	n.a.
Total do Patrimônio Líquido	**1.976.036**	**2.197.142**	**-10%**
Total do Passivo e Patrimônio Líquido	**3.282.201**	**3.508.075**	**-6%**

FLUXO DE CAIXA

(R$ mil)	6M24	6M23	Variação
FLUXOS DE CAIXA DAS ATIVIDADES OPERACIONAIS			
Lucro (prejuízo) líquido do período	24.163	29.121	-17%
Ajustes para conciliação do lucro (prejuízo) líquido			
Depreciação e amortização	40.227	44.961	-11%
Ganho na venda de fazenda	(4.724)	4.027	n.a.
Valor residual de ativo imobilizado e intangível alienado	894	3.680	-76%
Baixas de propriedades para investimentos	92	231	-60%
Equivalência patrimonial	-	-	n.a.
Ganho não realizado com derivativos, líquidos	90	14.126	-99%
Rendimentos de aplicações financeiras, variação cambial e monetária e demais encargos financeiros, líquidos	10.696	(2.922)	n.a.
Variação no valor justo do contas a receber pela venda de fazendas e outros passivos financeiros	(47.239)	(33.636)	40%
Plano de incentivo baseado em ações - ILPA	-	4.288	n.a.
Imposto de renda e contribuição social diferidos	(15.684)	(32.106)	-51%
Valor justo dos ativos biológicos e dos produtos agrícolas não realizados	4.229	(16.201)	n.a.
Provisão (reversão) de valor recuperável de produtos agrícolas	(423)	2.241	n.a.
(Reversão) provisão para crédito de recebíveis	-	2.190	n.a.
Provisão para demandas judiciais	(165)	239	n.a.
	12.156	**20.239**	-40%
Variação do capital circulante operacional			
Clientes	29.302	89.429	-67%
Estoques	36.174	74.791	-52%
Ativos biológicos	(104.403)	(112.378)	-7%
Impostos a recuperar	(10.656)	(7.124)	50%
Operações com derivativos	21.063	(2.644)	n.a.
Outros créditos	11.454	41.039	-72%
Fornecedores	61.054	42.918	42%
Partes relacionadas	431	(1.856)	n.a.
Tributos a pagar	14.945	13.252	13%
Obrigações trabalhistas	(16.776)	(12.636)	33%
Adiantamento de clientes	(5.042)	(6.007)	-16%
Arrendamentos a pagar	(3.396)	(1.765)	92%
Outras obrigações	(10.751)	18.311	n.a.
Pagamentos de demandas judiciais	(8)	(209)	-96%
Adições às propriedades para investimento	(73.111)	(58.176)	26%
Aquisições de fazendas	(146.948)	(142.211)	3%
Recebimentos de vendas de fazendas	161.397	94.337	71%
Pagamento por compra de fazenda	-	-	n.a.
Caixa líquido gerados pelas (aplicado nas) atividades operacionais	**(23.115)**	**49.310**	**n.a.**
Imposto de renda e contribuição social pagos	(8.622)	(38.368)	-78%
Caixa líquido gerados pelas (aplicado nas) atividades operacionais	**(31.737)**	**10.942**	**n.a.**
FLUXOS DE CAIXA DAS ATIVIDADES DE INVESTIMENTOS			
Adições ao imobilizado e intangível	(24.309)	(23.118)	5%
Resgate (Aplicação) em títulos e valores mobiliários	23.629	95.947	-75%
Caixa líquido gerado pelas atividades de investimentos	**(680)**	**72.829**	**n.a.**
FLUXOS DE CAIXAS DAS ATIVIDADES DE FINANCIAMENTOS			
Empréstimos e financiamentos captados	424.045	169.031	n.a.
Juros pagos de empréstimos e financiamentos	(24.984)	(9.820)	n.a.
Pagamentos de empréstimos e financiamentos	(235.684)	(63.387)	n.a.
Dividendos pagos	(318.990)	(319.975)	0%
Caixa líquido gerado nas atividades de financiamentos	**(155.613)**	**(224.151)**	**-31%**
Aumento (redução) do caixa e equivalentes de caixa	**(188.030)**	**(140.380)**	**34%**
Efeito da variação cambial nas disponibilidades	**305**	**(996)**	**n.a.**
Caixa e equivalentes de caixa no início do período	383.837	435.493	-12%
Caixa e equivalentes de caixa no final do período	196.112	294.117	-33%